UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of        October         , 2002
                 -----------------------


                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)


PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
-------------------------------------------------------------------------------
                     (Address of principal executive office)


INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.


Form 20-F  [X]             Form 40-F  [ ]

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   Desc, S.A. de C.V.
                                                 ---------------------
                                                      (Registrant)



Date: October 28, 2002                          By: /s/ Arturo D'Acosta Ruiz
      ----------------                              ---------------------------
                                                        (Signature)

                                                Name: Arturo D'Acosta Ruiz
                                                Title: Chief Financial Officer


















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
                                  EXHIBIT INDEX
                                  -------------



                                                                                  Sequential
         Item                                                                     Page Number
         ----                                                                     -----------
 1.      Notice to Shareholders, dated October 11, 2002, announcing                    4
         Registrant's payment of a cash dividend.

 2.      Press Release, dated October 2, 2002, announcing Registrant's                 5
         Third Quarter 2002 Results.


















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